U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File number: 0-30598

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10KSB [  ] Form 20F [
] Form 11K [  ] Form 10QSB
                       [  ] Form N-SAR

For Period Ended: February 28, 2003

[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before
Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     Not applicable.

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
Olympic Resources Ltd.

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):
525 - 999 West Hastings Street

State and Zip Code:
Vancouver, B.C., Canada, V6C 2W2


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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed
without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be
completed.
(Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons
why the Form 10-KSB, 20-F, 11-K, 10-QSB or
N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's recent activities have
delayed the preparation and review of this report.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to
contact in regard to this notification:

     Patrick Forseille     (604) 689-1810

(2) Have all other period reports required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s)

[X] Yes [  ] No.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so: attach an explanation of the
anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Registrant expects to report a net loss of approximately $328,000, for the year ended
February 28, 2003. This compares to a net loss of $1,362,366 for the year ended
February 28, 2002.


OLYMPIC RESOURCES LTD.
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 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 29, 2003
By: /s/ DARYL POLLOCK
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Daryl Pollock, President and CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 of
the General Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed
copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and
amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must
also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   ELECTRONIC FILERS. This form shall not
be used by electronic filers unable to
timely file a report solely due to
electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule
13(b) of Regulation S-T.